Form 12b-25
   [As last amended in Release No. 34-35113, December 19,1994, 59 F.R. 67752.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                   (Check One)

[X] Form 10-K    [ ] Form 20-F  [ ]   Form 11-K []  Form 10-Q   [ ] Form N-SAR

      For Period Ended:  June 30, 2000

      [    ] Transition Report on Form 10-K
      [    ] Transition Report on Form 20-F
      [    ] Transition Report on Form 11-K
      [    ] Transition Report on Form 10-Q
      [    ] Transition Report on Form N-SAR
             For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the  Commission  has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:
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Part I -  Registrant Information
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Full Name of Registrant

PHC, Inc.
Former Name if Applicable   N/A

200 Lake Street, Suite 102
Address of Principal Executive Office (Street and number)

Peabody, Massachusetts  01960
City, State and Zip Code
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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b) The subject annual report,  semi-annual  report,  transition  report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Audited Financial Statements are unavailable. See attached press release.

Part - IV Other Information
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     (1) Name and  telephone  number of  person  to  contact  in regard to this notification.

  Paula C. Wurts                  (978)                        536-2777
     (Name)                    (Area Code)                 (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X]  Yes  [ ] No

     See attached press release.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 ...............................................................................
                                  PHC, Inc.
  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     September 28, 2000                     By:  /s/ Paula C. Wurts
                                                          Controller,
                                                          Treasurer,
                                                          Assistant Clerk

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE                     Contact:   Bruce A. Shear, President
                                                     PHC, Inc.  (978) 536-2777

          PHC, INC. REPORTS HIGHER OPERATING INCOME AND REVENUE GROWTH
                     FOR THE FISCAL YEAR ENDED JUNE 30, 2000

PEABODY, MA, September 28, 2000 - PHC, Inc., dba Pioneer Behavioral Health (NASDAQ...PIHC) a leading provider of inpatient and outpatient behavioral health services, today reported results for the Fiscal Year Ended June 30, 2000.

Income from operations prior to interest, taxes, depreciation, amortization and Internet expenses rose to $1,139,318 for the Fiscal Year ended June 30, 2000 from $932,660 for the prior year. Revenue for the year rose to $20,378,760 from $19,139,496 for the Fiscal Year ended June 30, 1999, a 6.5% increase.

Commenting on the results, Bruce A. Shear, President, stated, "We have reached another milestone, which was a return to profitability from our core business, and our operating income was the highest in six years. Income from operations prior to our Internet company expenses was $749,314 for the Fiscal Year Ended June 30, 2000 compared to a loss of $542,175 for the prior year, an increase of $1,291,489. On a consolidated basis, PHC, Inc. reported a net loss of $1,577,145. Included in this net loss are expenses from our Wellplace.com Internet subsidiary of $520,463 and $964,474 for dividends on preferred stock."

Shear added, "Occupancy levels at our treatment facilities continue at a high level for the month of September. We recently announced a number of new contracts at our Harmony Healthcare and Pioneer Pharmaceutical Research divisions that are just beginning to generate revenue, and are expected to contribute greatly to enhancing shareholder value during this current fiscal year."

Pioneer's Internet subsidiary recently launched its new website and changed its name to Wellplace.com. "This new site, along with the recently announced acquisition of TherapyRightNow and the appointment of Joyce Reitman as Chief Executive Officer, will also contribute greatly to enhancing shareholder value during this fiscal year. The architecture and management team is now in place to take Wellplace.com to the next level," Shear concluded.

ABOUT PIONEER BEHAVIORAL HEALTH
Pioneer Behavioral Health's core business provides inpatient and outpatient behavioral healthcare services. The company contracts with national insurance companies,  major  transportation  and gaming  companies  to provide  behavioral health services. Pioneer also owns and operates WellPlace.com, a leading Internet-based provider of behavioral health services to consumers and professionals. For more information, please visit our web site at WWW.WELLPLACE.COM.

The company will hold a comference call on Friday, September 29, 2000 at 11:00 AM (EDT). to listen to the live call, dial 888-335-6674.



                       ** SEE FINANCIAL HIGHLIGHTS ATTACHED **

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PHC, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

                                       FOR THE THREE MONTH         FOR THE FISCAL YEAR ENDED
                                       06/30/00        06/30/99      06/30/00       06/30/99


Total Revenue                           $5,527,168    $4,767,967    $20,378,760   $19,139,496

Net Income (Loss) from
 Continuing Operations before
 Interest, Taxes, Depreciation,
 Amortization and Wellplace.com            (26,231)      (71,927)     1,139,318       932,660

Net Income (Loss) before Wellplace.com
  and dividends on preferred stock        (370,274)     (468,474)       (92,208)   (1,344,523)

Net Income (Loss)                         (918,132)     (527,791)    (1,577,145)   (1,496,198)

Basic Earnings (Loss) Per Share
 from Continuing Operations before
 Interest, Taxes, Depreciation and
 Amortization                               ($.003)       (.011)           .164          .155

Weighted Average Number of Shares
  Outstanding                            7,737,649    6,301,339       6,916,598     6,008,263

CONDENSED CONSOLIDATED BALANCE SHEET

                                          06/30/00           06/30/99
                                        __________________________________
ASSETS

Total current assets                   $ 7,644,018      $ 7,673,214

Total Assets                            15,887,809       14,807,991


LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities                9,238,997        9,265,052

Total Liabilities and Stockholders'
  Equity                                15,887,809       14,807,991



This press release may include forward-looking statements about the Company's revenues and earnings and future plans and objectives. Any such statements are subject to risks and uncertainties that could cause the actual results to vary materially. These risks are discussed in the Company's Report on Form 10-KSB for the years ended June 30, 1997, June 30, 1998, and June 30, 1999, filed with the Securities and Exchange Commission on Oct. 14, 1997 as amended on Oct. 29, 1997; Oct.13, 1998 as amended on Dec.7, 1999; and Oct. 13, 1999 as amended on Nov. 29, 1999, respectively.